UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-54011

ICON INCOME FUND EIGHT A L.P.
(Exact name of registrant as specified in its charter)

100 FIFTH AVENUE
4TH FLOOR
NEW YORK, NEW YORK 10011
(212) 418-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interests
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date:    0

        Pursuant to the requirements of the Securities Exchange Act of 1934, ICON Income Fund Eight A L.P., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 16, 2009
ICON INCOME FUND EIGHT A L.P. By: ICON CAPITAL CORP., its General Partner By: /s/ Michael A. Reisner Michael A. Reisner Co-President and Co-Chief Executive Officer